

Mail Stop 7010

May 27, 2009

Via U.S. mail and facsimile

Mr. F. Quinn Stepan, Jr.
President and Chief Executive Officer
Stepan Company
Edens and Winnetka Road
Northfield, IL 60093

      RE: **Form 10-K for the fiscal year ended December 31, 2008**
              Form 10-Q for the period ended March 31, 2009
              Definitive Proxy Statement on Schedule 14A filed March 19, 2009
              File No. 001-11311

Dear Mr. Stepan:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Risk Factors, page 4

1. Several of your risk factors are general and can apply to any company and industry. For instance, please refer to the risk factors entitled "Laws and regulations that apply generally or are based on the Company's operations, may change and those changes may materially and adversely affect the Company or its business" and "If the

Company is unable to retain key employees and other personnel, its operations and growth may be adversely affected." In future filings, please ensure that you provide enough detail to make your risk factors currently relevant and material to your company.

Selected Financial Data, page 22

2. You currently present the weighted average number of common shares – basic but your net income per share calculations are presented on a diluted basis. Please revise your selected financial data table in future filings to present the weighted average number of common shares – diluted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: 2008 Compared with 2007, page 26

3. As highlighted in your Selected Quarterly Financial Data on page 95, we note a significant deterioration in net sales, gross profit, and net income during your fourth quarter. While we note instances were you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in future filings in order to provide readers with a full understanding of management's views regarding the downturn in the overall economy, its impact on the company and management's plans to address this impact. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please show us in your supplemental response what your revisions will look like.

Liquidity and Financial Condition, page 41

4. Please revise your future filings to provide a more robust discussion of your cash flows from operating activities. For instance, discuss why accounts receivable and inventories, net of accounts payable, consumed $35.3 million compared to only $3.8 million in 2007. Please show us in your supplemental response what the revisions will look like.

Consolidated Financial Statements

Consolidated Income Statements, page 52

5. Please revise your income statement in future filings to remove the subtotal within operating expenses that excludes the sale of land, sale of product line and goodwill impairment. Since these costs are also a component of operating expenses, it is not appropriate to present an operating expenses sub-total that excludes these items. Please also revise your MD&A accordingly. For example, we note on page 27 that you discuss the change in operating expenses from 2007 to 2008 excluding sale of land, sale of product line and goodwill impairment. Such a presentation is considered a non-GAAP measure. Therefore, please revise your MD&A either to remove the non-GAAP measure or to include the disclosures required by Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Note 1 – Summary of Significant Accounting Policies

Comprehensive Income, page 63

6. Please revise your future filings to disclose reclassification adjustments to comprehensive income as described in paragraphs 18-20 of SFAS 130.

Note 2 – Sales of Product Lines, page 66

7. We note that in connection with your sale of select polyurethane systems product lines to Bayer on July 31, 2008, you will manufacture the products for Bayer during a transition period of up to two years. Please tell us supplementally and revise your disclosures in future filings to discuss the terms of the manufacturing agreement in order to support the appropriateness of recognizing the $9.9 million gain during the third quarter ended September 30, 2008. In addition, clarify the nature of the items sold to Bayer, the reason why there was no cost basis associated with the items sold and why there was no need to recognize any write-downs for related equipment or inventory.

8. We note that on April 30, 2007 you recognized a $4.2 million gain in connection with the sale of your specialty ester surfactant product line for the personal care market to The HallStar Company. Please tell us more about the $1.6 million provision for losses on the fulfillment of a manufacturing agreement associated with the product line.

Note 9 - Debt, page 70

9. You disclose on the face of your balance sheet on page 53 and in your footnotes on page 71 that unrestricted retained earnings were $59.4 million as of December 31, 2008. Please revise your footnotes in future filings to explain how you determine the amount of net income to be allocated to restricted retained earnings for each reporting period and the reasons why a portion of your retained earnings are restricted. Please show us in your supplemental response what the revisions will look like.

10. In future filings, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   If you, in fact, have material debt covenants and if it is reasonably likely that you will not be in compliance with any of these covenants, please expand your discussion of financial covenant compliance to also disclose the actual amounts/ratios as of each reporting date and show us in your supplemental response what the revisions will look like. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Exhibit Index, page 102

11. Please note that generally no document on file with the Commission for more than five years may be incorporated by reference. We note that a number of the exhibits you are incorporating by reference appear to have been on file with the Commission for more than five years. In future filings, please update your exhibits accordingly. Please refer to Item 10(d) of Regulation S-K and Rule 12b-32 under the Securities Exchange Act of 1934, as amended.

FORM 10- Q FOR THE PERIOD ENDED MARCH 31, 2009

General

12. Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Note 2 – Noncontrolling Interests in Consolidated Financial Statements, page 5

13. Please revise your future filings to provide a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest. Please show us in your supplemental response what the revisions will look like. As described in paragraph 38(c) of SFAS 160, the reconciliation should separately disclose:
  - Net income;
  - Transactions with owners acting in their capacity as owners, showing separately contributions from and distributions to owners; and
  - Each component of other comprehensive income

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis

Benchmarking Data, page 17

14. We note that you utilize the Watson Wyatt Survey Report on Top Management Compensation and that you benchmark to those companies covered in the report that most closely match you. In future filings, please disclose the companies against which you benchmark the various elements of compensation paid as well as where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Individual Performance Targets, page 21

15. In future filings, please disclose the specific individual performance targets for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief